Exhibit 99.5

Document re Form 20-F, Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2006.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

An electronic copy of the above document was filed with the United States Securities and Exchange Commission on Friday February 2, 2007.  The Annual Report on Form 20-F is available on our website at www.imperial-tobacco.com.  Printed copies of the Annual Report on Form 20-F (including the financial statements) are available free of charge by contacting Imperial Tobacco Group PLC.

Contact:

Gavin Bonnar	Records Manager	+44 (0) 117 963 6636

Copies of all of our announcements are available on our website: www.imperial-tobacco.com